FEDERAL INSURANCE COMPANY

Endorsement No: 8

Bond Number: 70437162

NAME OF ASSURED: TWO ROADS SHARED TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

TWO ROADS SHARED TRUST
17605 Wright Street Ste 2
Omaha, NE 68130

This Endorsement applies to loss discovered after 12:01 a.m. on November 1, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 16, 2013

By ______________________
Authorized Representative

ICAP Bond
Form 17-02-0949 (Rev. 1-97)

Page 1

Two Roads Shared Trust

Resolutions

RESOLVED, that the appropriate officers of the Trusts be, and each of them hereby is, authorized to file a copy of the Fidelity Bond with the SEC in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it was further

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.